Filed Pursuant to Rule 433
Registration No. 333-261845
July 25, 2022

Truist Financial Corporation

Pricing Term Sheet

July 25, 2022

Medium-Term Notes, Series H (Subordinated)

$1,000,000,000

4.916% Fixed-to-Floating Rate Subordinated Notes due July 28, 2033

Issuer	Truist Financial Corporation

Security	4.916% Fixed-to-Floating Rate Subordinated Notes due 2033

Expected Ratings*	A3/Stable (Moody’s) / BBB+/Positive (S&P) / A-/Stable (Fitch) / A/Positive (DBRS)

Currency	USD

Size	$1,000,000,000

Security Type	SEC Registered Medium-Term Notes, Series H (Subordinated)

Trade Date	July 25, 2022

Settlement Date	July 28, 2022 (T+3)

Maturity Date	July 28, 2033

Fixed Rate Period	The period from, and including, the Settlement Date to, but excluding, July 28, 2032

Floating Rate Period	The period from, and including, July 28, 2032 to, but excluding, the Maturity Date

Fixed Rate Coupon	4.916%

Floating Rate Coupon	An annual floating rate equal to the Base Rate plus a spread of 2.240% per annum, payable quarterly in arrears during the Floating Rate Period

Base Rate	During the Floating Rate Period, SOFR (compounded daily over a quarterly Interest Period in accordance with the specific formula described in the Preliminary Pricing Supplement).

Floating Rate Reset Frequency	Quarterly during the Floating Rate Period

Payment Frequency	During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly

Interest Payment Dates	With respect to the Fixed Rate Period, each January 28 and July 28, commencing January 28, 2023; with respect to the Floating Rate Period, each January 28, April 28, July 28 and October 28, commencing October 28, 2032, as further described in the Preliminary Pricing Supplement.

Interest Determination Dates	For the Floating Rate Period, the date two U.S. Government Securities Business Days before each Interest Payment Date

Interest Reset Dates	For the Floating Rate Period, each interest payment date.

Day Count Convention	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360

Redemption Provisions	Redeemable on July 28, 2032, in whole but not in part, or on or after April 28, 2033 (three months prior to the Maturity Date), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, in each case, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. We will provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Notes.

Fixed Rate Benchmark Treasury	2.875% US Treasury due May 15, 2032

Fixed Rate Benchmark Treasury Spot and Yield	100-16; 2.816%

Fixed Rate Spread to Benchmark Treasury	+ 210 basis points

Fixed Rate Yield to Maturity	4.916%

Price to Public	100.000% of face amount

Net Proceeds (Before Expenses) to Issuer	$997,000,000 (99.700%)

Use of Proceeds	The issuer intends to use the net proceeds from this offering to increase our Tier 2 capital for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of the issuer’s common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, the issuer’s subsidiaries

Denominations	$2,000 x $1,000

CUSIP / ISIN	89788NAA8 / US89788NAA81

Joint Book-Running Managers	Truist Securities, Inc. BofA Securities, Inc. Morgan Stanley & Co. LLC

Co-Managers	CastleOak Securities, L.P. C.L. King & Associates, Inc.

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The underwriters expect to deliver the securities to purchasers on or about July 28, 2022, which will be the third business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. at 1-800-685-4786 or by emailing TSIdocs@Truist.com, BofA Securities, Inc. at 1-800-294-1322 or Morgan Stanley & Co. LLC at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.